DATE:	October 30, 2009

TO:	Lisa Sellers
Jennifer Thompson
Division of Corporate Finance
United States Securities and Exchange Commission

FROM:	Scott Miller
Chief Executive Officer
NowAuto Group, Inc.
2090 East University, Suite 112
Tempe, AZ 85281

RE:	Now Auto Group, Inc.
Form 10-KSB/A for the Fiscal Year Ended June 30, 2008 Filed October 21, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008 Filed November 14, 2008
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008 Filed May 20, 2009
Form 10-Q for the Fiscal Quarter ended March 31, 2009 Filed May 20, 2009
File No. 0-50709

Dear Ms. Sellers and Ms. Thompson,

Please find below our response to your comment letter dated June 23, 2009.  All your comments have been provided for reference with our answers below.  Each comment has been addressed by management and our filings have either been revised or we have provided explanations why we felt the comment was inapplicable or revision was unnecessary.

Amended Form 10-K for the Fiscal Year Ended June 30, 2008, Filed October 21, 2008.

General

1.
As noted in comment one in our letter dated June 23, 2009, our requests that you make changes to your future quarterly and annual reports include any amendments to prior reports that you are making. Therefore, in response to comments two, three and 16 in our letter dated June 23, 2009, you should make additional disclosures in your proposed amendment to your Form 10-K and, if applicable, in your proposed amendments to your Forms 10-Q. Please ensure that the amendments you are about to file contain the revisions and expanded disclosures requested in these comments.

Response: As stated in the first response, management has noted this request and all future filings will address these issues. The June 30, 2009 10-K contains greatly expanded discussion about going concern and additional details on the Line of Credit. Since this was not an interim statement, comment 16 from your letter of June 23, 2009 was not addressed. As previously agreed, the June 30, 2008 Form 10-K will not be re-issued as an amendment. The Form 10-K filing for the year ended June 30, 2009 includes a restatement of the June 30, 2008 financials.

Notes to Consolidate Financial Statements

Note 2. Finance and Accounts Receivable – net, page 25

2.
We read your response to comment seven in our letter dated June 23, 2009. Please explain to us in more detail your methodology for estimating your allowance for doubtful accounts, including assumptions made and any factors used. Provide us with this information for your fiscal years ended June 30, 2008 and 2007, and explain to us any changes made to your assumptions during these years and what triggered those changes. Please also explain to us and revise your proposed Footnote 14 to your amended Form 10-k to better explain how the error in your allowance for doubtful accounts arose and how your revision considers the application GAAP literature and corrects that error.

Response: Our prior contract management system made it difficult to identify specific write-offs in previous years.  Therefore, to address the issue of our allowance for doubtful accounts we first researched industry performance standards. Leedom BHPH, a recognized leader in the Buy Here/Pay Here industry, publishes industry statistics. Their literature reports that approximately 21.7% of receivables end as bad debts, which is their standard for the industry for the past several years.  Further, we performed a sample test of contracts done in our new contract management system, with a bad debt result of approximately 19% to 25% for contracts from 2007 and 2008. Based upon these results we adjusted the allowance for doubtful accounts to be 21.7% of the outstanding balance of contracts receivable for 2007, 2008 and 2009. Utilizing our new contract management system for statistical analysis on a going forward basis, this allowance rate will be tested and adjusted on, at least, an annual basis.

Note 4. Goodwill, page 26

3.	We note your response to comment eight in our comment letter dated June 23, 2009 and have the following additional comments:
•
We noted from your response and your proposed revisions to your Form 10-K that you are restating your financial statements for the fiscal year ended June 30, 2008 in part to record a $216, 151 impairment of goodwill associated with your Navicom subsidiary. Please tell us and revise your proposed footnote disclosures within your amended Form 10-K to state whether you have any remaining goodwill associated with your Navicom subsidiary following this impartment, and if so, explain why you believe that the remaining goodwill related to Navicom is supportable. Additionally, please tell us and revise your proposed footnote disclosure to better explain how this error arose and the factors that ultimately led you to conclude that an impairment was necessary. For example, if you determined prior to June 30, 2008 that you were not going to continue your GPS business, and that Navicom will continue to have minimal or no activity in the future, you should clearly disclose this to your readers.

•
Please refer to the second bullet point of our previous comment eight. Your response does not appear to provide all for the information we requested, including describing to us the significant assumptions that you made in your goodwill impairment test for fiscal 2008 in terms of projected profits and discount rates, and how such assumptions differ, if at all, from the assumptions used in your annual 2007 impairment test. Please provide us with this information. If there is not goodwill balance remaining related to your Navicom subsidiary, we will not object if your response solely addresses the goodwill related to acquired car lots. Additionally, please explain to us how you considered the fact that your restated goodwill balance at June 30, 2008 or $498,028 appears to be significantly above your market capitalization as of that date when concluding that the goodwill related to your acquired car lots was not impaired at that date. Refer to paragraph 23 of SFAS 142.

•
Additionally, given your significant goodwill impairment for 2008, please revise your Critical Accounting Policies disclosure on page 17 in your upcoming amendment to your Form 10-K to specifically address goodwill impairment testing and briefly describe the critical areas of management judgment, such as those noted in the bullet point above, to your readers.

Response: As discussed in Note 10 to the financial statements included in our Form 10-K filing for the year ended June 30, 2009, we reviewed our impairment tests for both Navicom and our Mesa car lot and determined the goodwill in both cases was fully impaired as of June 30, 2007.  Navicom had effectively ceased operations and terminated all of its employees as of June 30, 2007. While management found new product lines to carry, subsequent to June 30, 2007 we had not been able to recruit the right personnel to head new operations.

In relation to the Mesa car lot, a significant new car dealer had moved his location prior to June 30, 2007.  This resulted in a significant decrease in customer foot traffic at our location.  We were eventually forced to relocate our Mesa car lot to an area containing other dealers.

Based upon the above information we determined that the goodwill from both Navicom and the Mesa car lot was fully impaired as of June 30, 2007.

Note 10 Contract Financing, page 29

4.
We note that you did not provide a response to comment nine from our letter dated June 23, 2009. We also note your proposed revisions to Footnote 10, which we assume were made in response to this comment. Please confirm to us, if true, that you originate and service all loans made to your customer in connection with this contract financing arrangement.

Response: We originate and service all of our  sales-type leases.  This has been clarified in our Form 10-K filing for the year ended June 30, 2009.

Item 8. Controls and Procedures, page 29

5.	We read your proposed changes to the disclosures in this item and have the following comments.

•
Please revise the conclusion of your principle executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were ineffective as of the end of the period covered by the report. If you wish to include the entire definition of disclosure controls and procedures, you should state that your disclosure controls and procedures were ineffective in ensuring that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported with the time periods specified in the Securities and Exchange Commission’s rules and forms and in ensuring that information requited to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Certifying Officers, to allow timely decisions regarding required disclosure.

•
Please add a statement under the heading “Internal Control Over Financial Reporting” regarding why there is no report of an independent accounting firm on the effectiveness for your internal control over financial reporting Refer to Item 308T (a)(4) of Regulation S-K.

Response: The disclosure has been modified as requested in our Form 10-K filing for the year ended June 30, 2009

6.
We note that your proposed discussion of material weaknesses in your upcoming amended Form 10-K is very similar to the discussion that appeared in your original Form 10-K, and it does not appear that you have reassessed your disclosures in light of the restatements you are making to your financial statements. Please reassess your disclosures, as it is unclear to us that your currently identified material weaknesses related to a lack of segregation of duties, a lack of integrated financial reporting software systems resulting in manual compilation of financial data from multiple systems or a lack of safeguarding cash taken as down payment would result in understating your allowance for doubtful accounts or in incorrectly testing your goodwill for impairment. Please revise your discussion of material weaknesses to better address the material weakness that gave rise to these significant accounting errors. Furthermore, please revise your discussion of changes made to your internal controls, both here and in your amended Forms 10-Q, to describe any changes made to correct the material weakness that led to these accounting errors.

Response: Our discussion of material weaknesses has been expanded to identify and discuss our material weaknesses and our proposed actions in regards to same in our Form 10-K filing for the year ended June 30, 2009.

Exhibits 31.1 and 31.2

7.
We note that in your proposed amendment to your Form 10-K for the year ended June 30, 2008 you do not appear to have included certifications. We remind you that you will need to file certifications with your amended Form 10-K. we also note that in your proposed amendments to your Form 10-Q for the quarters ended 9/30/08, 12/31/08, and 3/31/09 you have included certifications but that they refer to your Form 10-K in paragraph one. Paragraph one should refer to the current report being reviewed, in these cases your Forms 10-Q. We also noted that at the bottom of the certification under the signature there is no title for the signer. While there should not be a title in the opening line, you should include the title of the signer under his or her signature. Please ensure that the certifications when filed with your amended Form 10-K and Forms 10-Q are revised for these matters.

Response: Certifications are included in the June 30, 2009 10-K. As previously agreed, the prior four reports will not be reissued.

Exhibit 32.1

8.
We read in your response to comment 14 in our letter dated June 23, 2009 that you amended this certification to refer to the correct report and the correct period. We did not see this certification included in the proposed changes to you Form 10-K as included in your response. Please ensure that this certification when filed with your amended Form 10-K is revised for this matter.

Response: As noted above the certifications are included in the Form 10-K filing for the year ended June 30, 2009.

Proposed Restatement of Form 10-K for the Fiscal Year Ended June 30, 2008

9.
We note that you intend to restate your audited financial statements for the year ended June 30, 2009. However, in your proposed changes we do not see an updated report from your independent auditors. Please tell us if your auditors intend to dual-date their opinion, issue a new opinion or otherwise address the changes to your financial statements. Also confirm to us that your auditors have reviewed your proposed restatements to your Forms 10-K.

Response: Because of sanctions placed against the previous auditor, the year ended June 30, 2008 was re-audited and the Balance Sheet of June 30, 2007 was also re-audited.   The amended financial statements for the year ended June 30, 2008 have been included in our Form 10-K filing for the year ended June 30, 2009.

10.
We note that you are restating your allowance for doubtful accounts as of June 30, 2008 to increase your allowance by an additional $650,000. Please explain to us why the corresponding increase in your bad debt expense is not reflected within your restated statement of cash flows as a non-cash adjusting item when calculation cash flows from operating activities. Also tell us why subsequent changes to your allowance for doubtful accounts as seen in your subsequent Forms 10-Q are not also reflected within your restated interim statements of cash flows as non-cash adjusting items when calculating cash flows from operating activities.

Response: This oversight is noted and the change is reflected in the June 30, 2009 Form 10-K recently filed. As previously agreed, the June 30, 2008 10-K will not be reissued.

Proposed Restatement of Form 10-Q for the Period Ended September 30, 2008

Note 18 – Restatement of Financial Statements
11.
We note your proposed disclosures for this footnote indicate that you are providing a table that summarizes the results of the restatement; however, no such table was provided to us in your response. Please ensure that your amended Form 10-Q contains this table.

Response: The table was inadvertently omitted from the correspondence, as one was prepared. A table will be included in the Form 10-Q filing for the quarter ended September 30, 2009, which is anticipated to be filed within the next two weeks.  The table will address the results of the restatement of the prior quarter’s financial statements.

12.
With regards to the table that summarizes the results of the restatement, we note from your proposed revisions to your other Form 10-Q that you are reflecting changes to your statements of operations for fiscal year 2009. It is unclear to us why restating your June 30, 2008 financial statements to record a goodwill impairment and increase your allowance for doubtful accounts as of June 30, 2008 would impact your statements of operations for fiscal year 2009. If you are adjusting your statements of operations for fiscal year 2009 for other reasons, please revise your restatement footnote disclosure to explain this, as it is unclear from your current disclosure.

Response: See response to comment 11 above.

Proposed Restatement of Form 10-Q for the Period Ended December 31, 2008

General

13.
Please revise to label the face of your balance sheet, statements of operations, and statement of cash flows as of December 31, 2008 as restated, similar to your proposed revisions for your other Forms 10-Q in your fiscal year ended June 30, 2009.

Response: Missing labels are noted. As previously agreed, the December 31, 2008 10-Q will not be reissued.

Note 3. Finance and Accounts Receivables – Net, page 9

14.
The allowance for doubtful accounts as of December 31, 2008 in this footnote totals $77,226. Since your restated allowance for doubtful accounts at both September 30, 2008 and March 31, 2009 is significantly higher, we assume your disclosure here has accidentally excluded the additional $650,000 added in the restatement. Please advise or revise. If you revise this footnote, it appears that related revisions will be needed to your balance sheet, statement of operations, and statement of cash flows.

Response: The missing adjustment to Note 3. Finance and Accounts Receivables is noted. As previously agreed, the December 31, 2008 10-Q will not be reissued, however, these issues will be addressed in future filings.

Note 17 – Restatement of Financial Statements

15.
We note that the net loss shown in the Consolidated Statements of Operations for the three months ended December 31, 2008 does not appear to be appropriately calculated in either the restated or as originally filed columns within this footnote. Please ensure that the tables you present within this footnote are mathematically correct.

Response: Mathematical errors and copy errors are noted. As previously agreed, the December 31, 2008 10-Q will not be reissued.